[MICROSOURCEONLINE, INC. LETTERHEAD]


May 14, 2003                                                       VIA FACSIMILE
                                                                   AND U.S. MAIL



U.S. Securities & Exchange Commission
Washington, D.C. 20549
Mail Stop 0304

Fax:  (202) 942-9516

Attention:  Mr. Kurt K. Murao

     RE: Microsourceonline, Inc. ("Company") Withdrawal of Registration and Amendment on Form SB-1 Filed October 25, 2002/File No. 333-100744

Dear Mr. Murao:

     As you have discussed with our counsel, it is the desire of Microsourceonline, Inc. to withdraw its pending registrations statement on Form SB-1, and amendment thereto, bearing the above file number, pursuant to Rule 477 of Regulation C, solely because the financial statements supplied in connection with that filing have exceeded their required currency and such a withdrawal and refiling is consistent with the public interest. Please consider this letter the requisite application for withdrawal. Also consistent with the requirements of Rule 477, this is to confirm that no shares of Company stock have been or will be sold unless and until this SB-1 is effective.

     Also as discussed, upon issuance of an Order Regarding Withdrawal, the Company is prepared to immediately refile via EDGAR its SB-1 and current financials and changes thereto that address the staff comments to the original filing as was attempted in the SB-1/A amendment. Given the context of this filing, it is my hope and understanding that the review period will be accelerated.

     Finally, although it was briefly discussed, we are not clear whether an additional filing fee is required or that the fee submitted may be applied to this filing. I would appreciate it if you may advise in this respect as we do not wish to delay this filing for that or any reason. Thank you for your assistance.

                                                    Very truly yours,


                                                    /s/ Jamie Lobo


                                                    Jamie Lobo
                                                    President
                                                    Microsourceonline, Inc.